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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49711

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CUSO FINANCIAL SERVICES, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

San Diego	CA	92131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ted Horwith	(858) 882-6503	thorwith@cusonet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman
(Name – if individual, state last, first, and middle name)

50 Rockafeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Horwith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CUSO FINANCIAL SERVICES, L.P. _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attachment for California Notary

Signature: _____

Title: _____
Managing Director – Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On April 14, 2022 before me, Karen Villatoro, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Theodore Horwith aka Ted Horwith
Name(s) of Signer(s)

_______________________________________,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KAREN VILLATORO
Comm. No. 2379011
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. OCT. 19, 2025
CMD-1

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ Document Date: ______________

Number of Pages: ______ Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

Signer's Name: ______________
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________
Signer Is Representing: ______________

`

CUSO FINANCIAL SERVICES, L.P.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

AS OF DECEMBER 31, 2021
TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM THEREON

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Partners
CUSO Financial Services, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, L.P. as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CUSO Financial Services, L.P. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CUSO Financial Services, L.P.'s management. Our responsibility is to express an opinion on CUSO Financial Services, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CUSO Financial Services, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CUSO Financial Services, L.P.'s auditor since 2020.
New York, New York
April 14, 2022

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. Citrin Cooperman is an independent member of Moore North America, which is itself a regional member of Moore Global Network Limited (MGNL).

CUSO FINANCIAL SERVICES, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	15,024,603
Receivables from clearing firms		16,874,135
Right-of-use asset		4,732,288
Other receivables		1,630,504
Due from affiliates		1,951,690
Investments		240,045
Other assets and deposits		2,861,572
Deposits with clearing firms		515,623
Property and equipment, net		1,631,770
Total assets	$	45,462,230

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Accounts payable	$	1,793,001
Accrued commissions		13,841,591
Due to affiliate		639,113
Lease liability		5,428,852
Other accrued liabilities		5,351,885
Total liabilities		27,054,442

Commitments and contingencies (Note 6)

PARTNERS' CAPITAL		18,407,788
Total liabilities and partners' capital	$	45,462,230

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION AND DESCRIPTION OF THE COMPANY

CUSO Financial Services, L.P. (the "Partnership"), a wholly owned Subsidiary of its ultimate parent Atria Wealth Solutions, Inc. ("AWSI"), is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership provides broker-dealer and investment advisory services primarily to credit unions and credit union service organizations, as an introducing broker-dealer, clearing customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require the Partnership to make estimates and assumptions regarding valuations of certain financial instruments, accruals for liabilities, and other matters that affect the financial statement and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the financial statement.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no deferred tax assets and liabilities are recorded within the Partnership's financial statement.

Concentrations of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2021, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021, the Partnership had uninsured cash balances of $12,243,336. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not recognized any credit losses from these institutions.

The Partnership maintains accounts at clearing firms, which are insured by the Securities Investors Protection Corporation up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2021, the Partnership had uninsured cash balances of $1,776,699 at the Partnership's primary clearing firm. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2021, the Partnership had commission and transaction related receivables of $5,169,991 with its primary clearing firm or 31% of total $16,874,135 receivables from clearing firms.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Partnership's cash and cash equivalents are composed of interest-bearing deposits, money market funds and U.S. government obligations.

Receivables from Clearing Firms and Other Receivables

Commissions and other receivables are stated at the amounts the Partnership expects to collect. The Partnership considers accounts receivable to be fully collectible. The determination

of the amount of credit losses is based on the estimated creditworthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions, and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Partnership continually monitors these estimates over the life of the receivable. The allowance for credit losses reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2021.

Investments

As of December 31, 2021, the Partnership invested in a membership interest in an unrelated limited liability Partnership. The Partnership accounts for this investment in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 323, *Equity Method and Joint Ventures.*   Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the Statement of Operations for the Partnership's share of post-acquisition profits and losses. Distributions received reduce the investment account. As of December 31, 2021, equity method investments of $239,628 are included in the Statement of Financial Condition within the Investments line item.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

Right of Use Assets and Lease Liabilities

The Partnership recognizes its leases in accordance with ASC Topic 842, *Leases*. The guidance increases transparency and comparability by requiring the recognition of right-of-use assets ("ROU") and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which requires subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Partnership uses its incremental borrowing rate. The implicit rates of the Partnership's leases are not readily determinable and accordingly, we use the Partnership's incremental borrowing rate based on the information available at the commencement date for all leases.

The Partnership's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate. ROU assets also exclude lease incentives.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space lease requires it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to

determine the lease liability and are recognized as variable costs when incurred.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment at December 31, 2021, are as follows:

Furniture	$	183,800
Equipment		46,256
Phone Equipment		43,176
Computer Equipment		2,001,839
Software		1,674,719
Internally Developed Software		673,036
Leasehold Improvements		624,564
Total Property and Equipment		5,247,390
Accumulated depreciation and amortization		(3,615,620)
Property and Equipment, net	$	1,631,770

NOTE 4 - OTHER ACCRUED LIABILITIES

The components of other accrued liabilities at December 31, 2021, are as follows:

Employee compensation and benefit payables	$	4,196,780
FINRA fees payable		261,138
Other payables		893,967
Total other accrued liabilities	$	5,351,885

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2021, the Partnership had net capital of $8,480,678 which was $6,992,535 in excess of the required minimum net capital of $1,488,144. At December 31, 2021, the Partnership's ratio of aggregate indebtedness to net capital was 2.63 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) and (ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Leases

The Partnership has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Partnership generally pays taxes, insurance, and

maintenance expenses related to the leased facilities. The Partnership classified the lease as an operating lease. The remaining life of the lease term for the lease was 7 years as of December 31, 2021. The lease does not contain a renewal option.

Future minimum lease payments, exclusive of renewal provisions, and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the Statement of Financial Condition as of December 31, 2021, are shown below:

2022	$	846,119
2023		871,503
2024		897,648
2025		924,577
2026		952,345
Thereafter		1,991,320
Undiscounted Cashflows		6,483,512
Discounting effect on cash flows		(1,054,660)
Lease liability (discounted)	$	5,428,852

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel and insurance coverage with respect to these matters, ultimate resolution of pending legal matters will not have a material impact on the financial position of the Partnership. However, no assurance can be given that future legal proceedings would not have material effect on the Partnership's financial condition.

Clearing and Custody, and Trustee and Administrator Relationships

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The Partnership also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. However, the Partnership believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the Statement of Financial Condition for such indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, 90 days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Licensing and Expense Sharing Agreements

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's administrative and reporting platform with CUSO Financial Insurance and Technology Services, LLC ("CI&TS"), a related entity. Under the terms of this agreement, the Partnership incurs specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one-year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership. The Partnership is in no way obligated to repay CI&TS; but, at its sole discretion, it may repay CI&TS providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement.

The Partnership was due $1,836,586 from CI&TS and the receivable is included in due from affiliates in the accompanying Statement of Financial Condition.

The Partnership is involved in certain related party transactions with Sorrento Pacific Financial, LLC ("SPF"), an entity related through common ownership. As of December 31, 2021, the intercompany receivable from SPF was $115,104 and is included within due from affiliates within the accompanying Statement of Financial Condition.

The Partnership has an expense sharing agreement with AWSI. The Partnership's expense sharing agreement provides that it will pay AWSI for management and administrative services. Conversely, the expense sharing agreement provides that AWSI will pay the Partnership for certain management and administrative services. As of December 31, 2021, the Partnership has a liability to AWSI of $397,682, which is included within due to affiliate on the Statement of Financial Condition. This amount did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay these amounts at year end.

In addition to expense sharing agreements, the Partnership is party to other business transactions that create additional intercompany balances. Intercompany activities for the year ended December 31, 2021, included but were not limited to the settlement of passthrough costs from shared vendors with certain entities in which AWSI has an equity interest. Such amounts are set forth in the following summary of amounts included within due from and due to affiliates on the Statement of Financial Condition as of December 31, 2021:

	Due from Affiliates	Due to Affiliates
CUSO Financial Insurance and Technology Services, LLC	$ 1,836,586	$ -
Sorrento Pacific Financial, LLC	115,104	-
AWSI	-	397,682
Cadaret, Grant & Co., Inc.	-	84,512
Western International, Securities Inc.	-	86,975
NEXT Financial Group, Inc.	-	62,070
SCF Securities, Inc.	-	7,874
	$ 1,951,690	$ 639,113

NOTE 9 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Partnership has an employer matching plan. Additionally, the Partnership may make a discretionary profit-sharing contribution to the Plan.

NOTE 10 - SUBSEQUENT EVENTS

The Partnership evaluates events occurring after the date of the Statement of Financial Condition for potential recognition or disclosure. The Partnership did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements. The Partnership evaluated subsequent events through April 14, 2022, which is the date the financial statements was available to be issued.